Contact

www.linkedin.com/in/jonathan-brown-5405a110a (LinkedIn)

Top Skills

Management
Leadership
Microsoft Office

Certifications

Certified SAFe® 5 Scrum Master

Honors-Awards

Eagle Scout
Kentucky Colonel
CPR Certified
Commonwealth Ambassador

Jonathan Brown

SAFe® 5 Scrum Master | Product Management | Startups
Louisville Metropolitan Area

Summary

While studying Finance & Economics, I was a Global Scholar within the Lewis Honors College at the University of Kentucky. On May the 3rd of 2019, I graduated Magna Cum Laude with a BBA in Finance and a BS in Economics. In addition, I received a minor in International Business from the Universitat Autònoma de Barcelona. I was the Founding Chapter President of the Pi Kappa Alpha Fraternity at the University of Kentucky and am a former member of the Hertz Finance Leadership Development Program (Class of 2021). I currently work as a Technology Consultant for Cognizant: (CTSH - Nasdaq 100). We are ranked as one of the top providers in the world for data and AI services. In addition, we were most recently named to LinkedIn's "Top Companies 2021: The 50 best places to grow your career in the U.S." list and I am proud to work for such a transformative company.

Thus far, my domain expertise covers Wealth Management, Travel & Hospitality, Food Services, Logistics, Real Estate, and Pharmaceuticals. My experience with public financial reporting, capital expenditures, financial modeling, product development, data analytics, and visualizations, has provided me with a foundation for starting work in almost any industry. I have worked 7 different roles, in 5 different industries, and have navigated 2 corporate restructurings (including a chapter 11 bankruptcy). Thus far, my short career has been defined by a few irreplaceable traits: adaptability, ownership, and continuously striving to learn. For my current role, my previous work with public financial reporting, capital expenditures, financial modeling, data visualizations, and project management, provided me with enough the skills necessary to make the jump to start work as a technology consultant over the last year. Though the industry and role were foreign to me at first, I have been able to find my place with Cognizant and have learned how to deliver exceptional value to our clients.

Outside of work, I am a member of Ivyline Capital Group's Investment and Derivatives Program. Since I wanted to continue to grow my understanding of the Financial Services Industry, I joined a program that would teach me the fundamentals of portfolio management, advanced technical analysis, financial modeling, risk analysis, and the applications of derivatives on TD Ameritrade's ThinkorSwim Platform. I also advise individuals on managing their private budgets, business expenses, & loan repayments. I currently serve as the Financial Advisor on the Alumni Advisory Board for the Pi Kappa Alpha fraternity at the University of Kentucky.

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Experience

Cloudmed
Product Owner
April 2022 - Present (5 months)
Remote

Cloudmed partners with over 3,100 healthcare providers in the United States and recovers over $1.5 billion of underpaid or unidentified revenue for its clients annually. We are unique in our ability to utilize industry-leading expertise and the powerful CloudmedAI Platform™ to help providers boost productivity and increase revenue. Cloudmed was awarded 2021 Best In KLAS: Revenue Integrity/Underpayment Services and Robotic Process Automation (Databound). Our solution suites have HFMA Peer Review status and are HITRUST certified. For more information, visit: www.cloudmed.com.

Cognizant
1 year 6 months

Product Owner
January 2022 - April 2022 (4 months)
Remote

• Led the creation and documentation of user stories that encompass business requirements for key stakeholders to be used in Scrum teams across multiple businesses, segments, and 2 cross-functional teams
• Our focuses for these teams were Cloud Interfaces internal to clients and External APIs that they had dependencies on across different service lines / platforms
• The bulk of our team's work for 2022 was around planning and road mapping for our software releases across different client engagements to finalize with

stakeholders and then report on weekly for status calls with client leadership based on our practice's agile delivery model

Team Lead
July 2021 - December 2021 (6 months)
Remote

• Co-led a dev-ops team that was tasked with creating software solutions to address issues pertaining to the Field Service Help Desk (FSHD) of a client which handled issue intake from the company's 3500 retail store locations
• These issues included: Store POS systems failing to close out services, systems getting stuck on screens/applications, and issues related to ancillary hardware products that were integrated into the POS terminals
• All these issues led to retail store downtime which resulted in approx. $20-35 million dollars being lost on an annual basis and direct software issues made up about 25%
• The project resulted in a 70% net reduction in software related issues to the FSHD and 56000 hours of saved labor time when calculated on an annual basis

Technology Consultant
November 2020 - June 2021 (8 months)
Remote

• Aided in the creation and documentation of user stories that encompass business requirements for key stakeholders to be used by the Scrum team
• Provided software application solutions ranging from designing User Interface (UI) changes, writing requirements for database server changes, and error reporting for items such as national promotions
• Trained and continuously developed familiarity with the product development lifecycle, common industry methodologies, Agile team frameworks, and the key types of roles that are contained within software product teams

IvyLine Capital Group
Investment and Derivative Program
June 2020 - June 2021 (1 year 1 month)
Remote

• Actively participating in seminars and studies pertaining to the fundamentals of portfolio construction, portfolio management, advanced technical analysis, financial modeling, portfolio risk analysis, and the applications of derivatives while using TD Ameritrade's ThinkorSwim platform

• Collaborating and engaging with 200 students across multiple continents, while competing in Portfolio Management challenges using Buy-Write & Covered Calls, Cash-Secured Puts with Stress Test Analysis, and culminating in the construction of a hypothetical Hedge Fund with an objective-based strategy

• Selected from a pool of over 600 students across more than 80 universities to participate in IvyLine Capital's Investment and Derivatives Masterclass

Hertz
1 year

Finance Leadership Development Program Analyst (Rotation 3)
March 2020 - June 2020 (4 months)
Estero, Florida, United States

Global FP&A and Capital Analyst

• This COVID-19 rotation was created as a direct result of the changing needs of the overall business
• Focuses included assisting Global FP&A in reporting monthly financial statements, providing key stakeholders with weekly updates of their active budgets, and providing up-to-date forecasting that accurately captured and addressed COVID-19's effects on all corporate business segments
• This rotation placed great emphasis on flexibility and adaptability. While the projects and tasks were focused on addressing the needs of the business, the aim of this rotation was to provide extra support for different areas of the Global Finance department that were heavily impacted by COVID-19's effects on the company's overall workforce

Finance Leadership Development Program Analyst (Rotation 2)
February 2020 - March 2020 (2 months)
Oklahoma, United States

Fixed Asset Accountant

• This six-month rotation in Oklahoma City was paused while I was on assignment due to COVID-19 and my job being furloughed for a short amount of time
• During this assignment I was working on aligning cost allocations for existing strategic projects ($1+ million projects), investigating existing ARO lease databases to create time-based variance analysis ($8 million risk), and learned/performed duties required for month-end close and reconciliations

Finance Leadership Development Program Analyst (Rotation 1)
July 2019 - February 2020 (8 months)
Estero, Florida

Car Sales & TNC Financial Analyst

• Tracked the statuses of Car Sales and TNC Real Estate projects for the business segment (75+ locations) including new locations, relocations, expansions, and consolidations of existing facilities
• Provided supporting financial calculations/analysis for business cases in Real Estate portfolio including Net Benefit Analysis, ROI Analysis, Sensitivity Analysis, and Project Breakeven Analysis ($30 million in total projects)
• Optimized business case process with real-time data metrics by creating models linked to the location-level P/L statements that the team curated on a monthly basis
• Passed first series of internal financial training classes/tests and case studies for leadership program
• Developed standard operating procedures for the Car Sales & TNC rotational position, trained another rotational analyst to take over the position, and then handed off existing duties at the conclusion of the rotation

Russell Capital Management
Investment Analyst Intern
January 2019 - June 2019 (6 months)
Lexington, Kentucky Area

• Analyzed current investment opportunities in emerging markets, specifically FinTech, Esports, and Medical Cannabis

• Utilized financial analysis models such as CAPEX valuation & Value-at-Risk to analyze Large/Mid-Cap companies

• Evaluated existing and developing tax codes/policies for current client portfolios

• Formulated reports analyzing new IPOs, Mergers & Acquisitions (M&A), reverse stock splits, and their implications on stock valuations

• Created hypothetical, low-risk portfolio investment strategies for prospective clients to enhance investor relations

PharMerica

Data & Markets Analyst
May 2018 - August 2018 (4 months)
Louisville, Kentucky Area

• Restructured over 20,000+ market and facility data records to assist management with new market growth initiatives

• Performed emerging market research on external revenue opportunities in the assisted living and extended-care facilities sector

• Developed Return on Investment (ROI) and Return on Objectives (ROO) reports for Sales & Marketing department expenditures

• Strategically amended and cleansed previous sales databases for uniformity and quality

• Provided Marketing and Sales teams with supplies & promotional material for Trade Shows, Symposiums, and Pharmaceutical Conferences

World Trade Center Kentucky
Trade & Commerce Intern
February 2018 - May 2018 (4 months)
Lexington, Kentucky Area

• Generated detailed analysis of pertinent trade news for current/prospective client use

• Formulated strategic changes to the business model of the World Trade Center due to changing role in industry

• Developed case studies at the request of the CEO and analyzed topics, such as trade data and policy effects

Pi Kappa Alpha International Fraternity
Chapter President
February 2017 - September 2017 (8 months)
Lexington, Kentucky

Amazon
Fulfillment Center Associate
June 2017 - August 2017 (3 months)
Jeffersonville, Indiana

•Developed communication skills while working with and training new employees, in a high turnover environment

•Incorporated techniques of optimization, became familiar with working with automated machines/sensors to fulfill or track current/past orders, and used analysis tools to look for areas of improvement in order fulfillment logistics

•Refined time management skills while working 10 hour shifts and studying for school over the summer

Boy Scouts of America
Eagle Scout
September 2002 - September 2012 (10 years 1 month)
Louisville, Kentucky

Eagle Scout achieved with Troop 317

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Education

University of Kentucky
Bachelor of Business Administration - BBA, Finance · (2015 - 2019)

University of Kentucky
Bachelor of Science - BS, Economics · (2015 - 2019)

Universitat Autònoma de Barcelona
Minor, International Business · (2017 - 2017)

Ballard High School
High School Diploma, Valedictorian · (2011 - 2015)